UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.

Condensed Consolidated Interim Financial Statements
Commentary on results for announcement
Directors Report and Condensed Consolidated Interim Financial Statements For the period ended 30 June 2005
DIRECTORS REPORT
Condensed consolidated interim income statement
Condensed consolidated interim balance sheet
Condensed consolidated interim statement of changes in equity
Condensed consolidated interim statement of cash flows
Notes to the condensed consolidated interim financial statements
Directors’ Declaration
SIGNATURES

Petsec Energy Ltd
ACN 000 602 700
Appendix 4D &
Condensed Consolidated Interim Financial Statements
For the period ended 30 June 2005
(Current period: Six months ended 30 June 2005; previous corresponding period: Six months ended 30 June 2004)
Results for announcement to the market
Continued strong growth has resulted in more than doubling of production, revenues and operating cash flows and profits for the first half of financial year 2005 compared to the previous corresponding period. For the current period the consolidated entity recorded a profit after tax of US$7.7 million on EBITDAX of US$27.8 million.
Highlights
•	Total revenues for the first half of the year of US$31.8 million.

•	Net oil & gas revenues after royalties of US$31.6 million from net production of 4.6 billion cubic feet of gas equivalent (“Bcfe”) at an average price received of US$6.82 per thousand cubic feet of gas equivalent (“Mcfe”).

•	EBITDAX of US$27.8 million, representing a cash operating profit margin of US$6.00 per Mcfe.

•	Net operating cash flows of US$24.3 million and net cash invested in exploration and production development activities of US$18.4 million.

•	Cash at balance date of US$15.6 million.

•	Profit of US$7.2 million before tax, and US$7.7 million after tax or 6.4 US cents per share, after the write-off of US$8.4 million in costs associated with drilling at Price Lake in Louisiana.

	Six months	Six months	Increase/
	ended	ended	(decrease)
Table	Jun 2005	Jun 2004%
Net production (MMcfe)	4,637	2,153	115.4

Results in US$
Total revenues (US$m)	31.8	12.0	165.0
Net revenues after royalties (US$m)	31.6	11.9	165.5
EBITDAX (US$m)	27.8	8.8	215.9

Net Profit before Tax (US$m)	7.2	0.5
Net Profit after Tax (US$m)	7.7	0.2

Basic earnings per share (US cents)	6.4	0.1

USD/AUD average exchange rate	0.7731	0.7322

Results in A$
Total revenues (A$m)	41.2	16.4	151.2
Net revenues after royalties (A$m)	40.9	16.3	150.9
EBITDAX (A$m)	36.0	12.0	200.0

Net Profit before Tax (A$m)	9.3	0.7
Net Profit after Tax(A$m)	10.0	0.3

Basic earnings per share (AUD cents)	8.3	0.1

Commentary on results for announcement
General
The Appendix 4D results for announcement and the accompanying condensed consolidated interim financial statements are the first Petsec Energy Ltd reports to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) and are presented in United States dollars [see notes 1 and 11 of the condensed consolidated interim financial statements for further explanation of the Company’s transition to AIFRS]. Comparatives for the half-year ended 30 June 2004 have been restated for AIFRS. The transition to AIFRS had no impact on cash flows.

	Six months	Six months	Increase/
	ended	ended	(decrease)
Table	Jun 2005	Jun 2004%
Net Production (MMcfe)	4,637	2,153	115.4

Unit revenue/cost analysis per Mcfe (US$)
Average net sales price/Mcfe (US$)	6.82	5.51	23.8
Other revenue/Mcfe (US$)	0.05	0.06
Lease operating expense (incl. prod’n taxes)/Mcfe (US$)	(0.25)	(0.39)	35.9
G,G&A expenses/Mcfe (US$)	(0.62)	(1.09)	43.1
EBITDAX/Mcfe (US$)	6.00	4.09	46.7

D,D&A/Mcfe (US$)	(2.64)	(3.02)
Production/Prices
Production for the current period of 4.6 Bcfe was 115.4% higher than the previous corresponding period of 2.2 Bcfe, primarily due to the significant contribution to production from the Vermilion 258 field in the Gulf of Mexico, USA, which was brought into production in late July 2004.
Gas Prices
Gas prices received, averaged US$6.82/Mcfe, representing an increase of 23.8% on the previous corresponding period price of US$5.51/Mcfe. The current Henry Hub spot price is approximately [US$9.56/Mcf] and the NYMEX 12 month forward strip price is trading at approximately [US$9.58/Mcf].
Revenues
US dollar revenues net of royalties of US$ 31.6 million for the period were 165.5% higher than for the previous corresponding period (US$11.9 million), reflecting closely the increase in production.
Royalties paid
The increase in production and revenues is not reflected in royalties paid expense due to a change in late 2004 in the way the Minerals Management Services (“MMS”) earns its share of production revenue from wholly owned operating leases in the Gulf of Mexico. Previously, the MMS obtained its royalty share from gross revenue proceeds whereas now it is entitled to its share of production (16.7%) prior to the oil and natural gas entering the sales line. For Petsec, this currently involves the Vermilion 258 lease only and the impact on the financials is that the Company’s net share of production is recorded directly as revenue and no associated royalty expense is recognised.
Expenses from ordinary activities
The pre-tax profit of US$7.2 million was achieved after lease operating costs of US$1.2 million (US$0.25/Mcfe), geological, geophysical and administrative expenses of US$2.9 million (US$0.62/Mcfe), depreciation, depletion and amortisation (“D, D&A”) of US$12.3 million [(US$2.67/Mcfe)] and dry hole costs and impairment expense of US$8.4 million.
The dry hole costs and impairment expense of US$8.4 million relate to a provision made against the Company’s share of the total lease and exploration costs incurred to-date in respect of the Price Lake field.

Profit
Profit before tax was US$7.2 million and after tax US$7.7 million. This compares to US$0.5m and US$0.2m, respectively, in the previous corresponding period.
The current period profit after tax amount was derived after recognition of a net income tax benefit of US$0.5m comprising; (a) US$3.2 million tax benefit in respect of previously unrecognised U.S. tax loss carryforwards brought to account as recovery is considered probable based on analysis performed at the half-year, offset by (b) current period income tax expense of US$2.7 million [for further details of tax treatment refer to note 11(c)].
Dividend
Petsec does not propose the payment of a dividend in respect of the half-year ended 30 June 2005.
Cash flow
Net operating cash flow of US$24.3 million represents an increase of 155.8% on 2004 reflecting strong growth in production and revenues.
Capital Expenditures
In the first half of 2005, US$18.4 million was invested in exploration, evaluation and development expenditure.
During the period, the Company:
•	Completed a successful three well drilling programme on the Main Pass 19 lease and commenced the refurbishment and construction of a platform, pipeline and production facilities.

•	Acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These leases are adjacent to Main Pass 19.

•	Commenced 3D seismic survey programme over, 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana.

•	Successfully completed remedial work to overcome initial mechanical difficulties on the Vermilion 258 G-3 well, the well now producing approximately 5.5 MMcf per day.

•	Participated in feasibility studies and the development of an Oil Development Plan for the 10 million barrel 12.8 West oil field, which is nearing completion.
Cash on Hand
Cash on hand at the end of the period was US$15.6 million.

Estimated Reserves (Net revenue interest)

Petsec
Estimated Recoverable
Bcfe

USA
Reserves at 1 January 2005	21.9
Net additions in first half 2005	13.1
Revisions	(3.9)
Production in first half 2005	(4.6)

USA Reserves at 30 June 2005	26.5

China *

Beibu Gulf 12-8 West, Reserves at 30 June 2005	7.5

Total Reserves at 30 June 2005	34.0

*	China – Petsec Estimates for a 12.5% net revenue interest after CNOOC back-in.

12.8 West oil field – 1.25 million bbls recoverable i.e. equivalent to 7.5 Bcfe.

12.8 East / 6.12.1 oil field – potentially recoverable 1.5 — 3.125 million bbl, subject to further feasibility studies and not included in reserves total.

 Petsec Energy Ltd its Controlled Entities

Directors Report and Condensed Consolidated Interim Financial Statements
For the period ended 30 June 2005

Contents	Page

Directors’ report	5
Condensed consolidated interim financial statements	7
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by Petsec Energy Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

DIRECTORS REPORT

Your directors submit their report for the six months ended 30 June 2005.
DIRECTORS
The names of the company’s directors in office during the half-year and until the date of this report are as below. These directors were in office for this entire period unless otherwise stated.
Terrence N. Fern (Chairman and Managing Director)
David A. Mortimer
Peter E. Power
OPERATING RESULTS
The company experienced significant increases in both revenue and profits during the half-year. Net oil and gas revenue after royalties for the half-year was US$31.6 million (2004: US$11.9 million) representing an increase of 167%, driven by production from the company’s newly developed Vermilion 258 gas field and higher gas prices.
Consolidated net profit after income tax for the half-year was US$7.7 million compared to US$0.2 million in the prior corresponding period, reflecting the above mentioned growth in production and higher gas prices. This increase in profit was recorded after the write-off of US$8.4 million in costs associated with drilling at Price Lake in Louisiana and a net income tax benefit of US$0.5 million comprising; (a) US$3.2 million tax benefit in respect of previously unrecognised U.S. tax loss carryforwards brought to account as recovery is considered probable based on analysis performed at the half-year, offset by (b) current period income tax expense of US$2.7 million.
The gas price continued to increase over the period with an average price received for the half-year of US$6.82/Mcfe up 24 % from the average of US$5.51/Mcfe achieved for the prior corresponding half-year.
REVIEW OF OPERATIONS
During the period, the company continued its oil and gas exploration and production activities in the Gulf of Mexico region of the USA, and in Beibu Gulf off the southern coast of China.
Gulf of Mexico – USA
Production
Total production for the half-year was 4.6 Bcfe up 115% from 2.2 Bcfe in the prior corresponding half-year. This increase resulted from the commencement of production from the Vermilion 258 gas field in July 2004 which supplemented production from the company’s existing West Cameron 343/352 gas field.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Directors’ Report (continued)
Exploration
During the half-year, three wells were drilled on Main Pass 19 in the Gulf of Mexico, offshore USA and two wells were drilled at Price Lake, Louisiana.
The three Main Pass 19 wells were all successful, discovering an estimated 13 billion cubic feet equivalent (Bcfe) of recoverable gas net to Petsec Energy. The wells have been completed and production is expected to commence in the last quarter of 2005 when the production platform and pipeline have been commissioned.
The two wells at Price Lake intersected minor gas in the shallow section of each well but failed to discover the primary objective deep potential. The wells were completed for production. Mechanical difficulties caused significant cost overruns.
Petsec and the operator have now withdrawn from this project in consideration of a release from a commitment to drill a third well. All costs associated with this project have been expensed.
At Moonshine, onshore Louisiana, a 3-D seismic survey programme over 240 square kilometres (94 square miles) is nearing completion and processed data is expected to be available in the last quarter of this year.
Lease Acquisitions
During the period the company acquired two new leases, Main Pass 18 and 103 in the Gulf of Mexico at a total cost of US$2.1 million. These leases are adjacent to Main Pass 19 on which a net 13 Bcfe was discovered by the Company in the half-year.
China, Beibu Gulf
Petsec has a 25% joint venture interest in Block 22/12, a 450 square kilometre (175 square mile) area located approximately 60 kilometres off the southern coast of China. Activities over this period have focussed on a feasibility study which is being conducted by the joint venture and by China National Offshore Oil Company (CNOOC), which is now nearing completion. If successful, this will lead to the lodging of an oil development plan (ODP) during the third quarter which contemplates the development of the 12.8 West field (approximately 10 MMbls of recoverable oil, 1.25 MMbls net to Petsec) in 2006 with anticipated start of production in early 2007.
ROUNDING
The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.
A copy of the auditors’ independence declaration as required under Section 307C of the Corporations Act is included with the directors’ report on page 42.
Signed in accordance with a resolution of the directors.
D.A. Mortimer
Director
Dated 23 August 2005
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Condensed consolidated interim income statement
For the six months ended 30 June 2005

		Six months to
		30 June	30 June
		2005	2004
	Notes	US$’000	US$’000
Revenues from sale of oil & gas and royalties		32,696	14,584
Royalties paid		(1,080)	(2,728)

Net revenues after royalties		31,616	11,856
Other income		225	161

Total revenues		31,841	12,017

Lease operating expenses		(1,150)	(844)
Geological, geophysical and administrative expenses		(2,867)	(2,354)

EBITDAX (1)		27,824	8,819
Depreciation, depletion and amortisation		(12,255)	(6,498)
Exploration expenditure		—	(160)
Dry hole and impairment expense	2	(8,421)	(1,270)
Major maintenance expense	2	—	(568)

EBIT (2)		7,148	323

Financial income		145	215
Financial expenses		(66)	(17)

Net financial income		79	198

Profit before tax		7,227	521
Income tax benefit/(expense)		457	(358)

Profit for the period		7,684	163

		US	US
		Cents	Cents

Basic earnings per share	3	6.4	0.1

Diluted earnings per share	3	6.3	0.1

(1)	Earnings before interest, tax, depreciation, depletion, amortisation and exploration (including dry hole and impairment expense and major maintenance expense).

(2)	Earning before interest and tax.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Condensed consolidated interim balance sheet
As at 30 June 2005

		30 Jun 2005	31 Dec 2004
	Notes	US$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents		15,570	9,517
Trade and other receivables		8,972	6,959
Prepayments		1,504	2,016

Total current assets		26,046	18,492

Non-current assets
Other investments		496	543
Property, plant and equipment		134	166
Exploration, evaluation and development expenditure — Tangible		30,535	32,645
Exploration and evaluation expenditure — Intangible		9,927	5,407
Intangible assets		66	79
Deferred tax assets		14,265	12,964
Other financial assets		22	35

Total non-current assets		55,445	51,839

Total assets		81,491	70,331

LIABILITIES
Current liabilities
Trade and other payables		13,680	10,337
Interest-bearing loans and borrowings		297	1,175
Employee benefits		25	37
Fair value of derivative financial instruments		1,066	—

Total current liabilities		15,068	11,549

Non-current liabilities
Employee benefits		248	267
Rehabilitation provision		974	811
Deferred tax liabilities		5,496	5,239
Fair value of derivative financial instruments		143	—

Total non-current liabilities		6,861	6,317

Total liabilities		21,929	17,866

Net assets		59,562	52,465

EQUITY
Issued capital	4	116,354	116,193
Reserves		7,090	7,838
Accumulated losses		(63,882)	(71,566)

Total equity		59,562	52,465

PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Condensed consolidated interim statement of changes in equity
For the six months ended 30 June 2005

	Six months to
	30 June	30 June
	2005	2004
	US$’000	US$’000

Total equity at the beginning of the period	52,465	24,887

Available-for-sale financial assets, net of tax	(21)	—
Cash flow hedges, net of tax	(752)	—
Exchange differences on translation of Australian operations	(22)	(901)

Net loss recognised directly in equity	(795)	(901)
Profit for the period	7,684	163

Total recognised income and expense for the period	6,889	(738)
Share-based compensation	47	49

Transactions with equity holders in their capacity as equity holders:
Contributions of equity, net of transaction costs	161	9,082

Total equity at the end of the period	59,562	33,280

Total recognised income and expense for the period is attributable to:
Members of Petsec Energy Ltd	6,889	(738)

PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Condensed consolidated interim statement of cash flows
For the six months ended 30 June 2005

	Six months to
	30 June	30 June
	2005	2004
	US$’000	US$’000

Cash flows from operating activities
Cash receipts from customers	33,001	15,530
Cash payments to suppliers and employers	(8,814)	(6,209)
Interest received	146	215
Dividend received	62	—
Interest paid	(23)	(5)
Income taxes paid	(100)	—

Net cash from operating activities	24,272	9,531

Cash flows from investing activities
Payments for property, plant and equipment	(12)	(227)
Payments for exploration, evaluation and development expenditure	(18,418)	(14,179)
Payments for investments	—	(128)
Distributions from investments	93	—

Net cash (outflow) from investing activities	(18,337)	(14,534)

Cash flows from financing activities
Proceeds from issue of share capital	161	1,829

Net cash from financing activities	161	1,829

Net increase/(decrease) in cash and cash equivalents	6,096	(3,174)
Cash and cash equivalents at 1 January	9,517	12,462
Effects of exchange rate changes on cash held	(43)	(548)

Cash and cash equivalents at 30 June	15,570	8,740

PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements
For the six months ended 30 June 2005

1. Significant accounting policies
Petsec Energy Ltd (the “Company”) is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 30 June 2005, comprise the Company and its subsidiaries (together referred to as the “consolidated entity”).
The condensed consolidated interim financial report was authorised for issue by the directors on 23 August 2005.
(a) Statement of compliance
The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. International Financial Reporting Standards (“IFRSs”) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (“AIFRS”). The interim financial report of the consolidated entity also complies with IFRS and interpretations adopted by the International Accounting Standards Board.
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by Petsec Energy Ltd and its controlled entities during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
This interim financial report is the first Petsec Energy Ltd condensed consolidated interim financial report to be prepared in accordance with AIFRS. AASB 1 First-time adoption of Australian Equivalent to International Financial Reporting Standards has been applied in preparing these financial statements.
Financial statements of Petsec Energy Ltd until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Petsec Energy Ltd interim financial report for the six months ended 30 June 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS (refer note 11 for further information).
This condensed consolidated interim financial report has been prepared on the basis of AIFRSs in issue that are effective or available for early adoption at the consolidated entity’s first AIFRS annual reporting date, 31 December 2005. Based on these AIFRSs, the Board of Directors have made assumptions about the accounting policies expected to be adopted (accounting policies) when the first AIFRS annual financial report is prepared for the year ending 31 December 2005. The consolidated entity has elected to early adopt the following standards:
•	AASB 119 Employee Benefits (Dec 2004);

•	Amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures made in AASB 2004-3 Amendments to Australian Accounting Standards;

•	Amendments to AASB 139 Financial Instruments: Recognition and Measurement made in AASB 2005-1 Amendments to Australian Accounting Standard;

•	Amendments to AASB 119 Employee Benefits (Dec 2004) made in AASB 2005-3 Amendments to Australian Accounting Standards;
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(a) Statement of compliance (continued)
•	Amendments to AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, and AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards made in AASB 2005-4 Amendments to Australian Accounting Standards;

•	Amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards and AASB 139 Instruments: Recognition and Measurement made in AASB 2005-5 Amendments to Australian Accounting Standards;

•	Amendments to AASB 3 Business Combinations made in AASB 2005-6 Amendments to Australian Accounting Standards.
With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.
The Australian Accounting Standards and UIG Interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 31 December 2005.
The preparation of the condensed consolidated interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. Unless otherwise indicated, the accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening AIFRS balance sheet at 1 January 2004 for the purposes of the transition to AIFRSs, as required by AASB 1. The impact of the transition from previous GAAP to AIFRSs is explained in note 11.
(b) Basis of preparation
The financial report is presented in United States dollars which is the consolidated entity’s choice of presentation currency.
The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial assets classified as available-for-sale.
The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.
The preparation of an interim financial report in conformity with AASB 134 Interim Financial Reporting requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(b) Basis of preparation (continued)
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Except for the change in accounting policy (refer note 12), the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 January 2004 for the purposes of the transition to Australian Accounting Standards – AIFRS. Where relevant, the accounting policy applied to the comparative period presented has also been disclosed.
The accounting policies have been consistently applied by each entity in the consolidated entity.
(c) Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial report from the date that control commences until the date that control ceases.
(ii) Joint ventures
Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.
Jointly controlled operations and assets
The interest of the consolidated entity in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls and the liabilities that it incurs, and the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint venture.
(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the condensed consolidated interim financial statements.
Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
(d) Foreign currency
(i) Functional and presentation currency
Items included in the financial statements of each of the consolidated entity’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“the functional currency”). The functional currency of the Company and its Australian subsidiaries is Australian dollars (A$) and the functional currency of the Company’s overseas subsidiaries is United States dollars (US$).
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(d) Foreign currency (continued)
The consolidated financial statements are presented in United States dollars. The consolidated entity believes the US dollar is the best measure of performance for Petsec Energy Ltd because oil and gas, the consolidated entity’s dominant sources of revenue, are priced in US dollars and the consolidated entity’s main operations are based in the USA and China with most of the costs incurred in US dollars.
The results and financial position of the consolidated entity are translated into the presentation currency as follows:
▪	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

▪	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

▪	all resulting exchange differences are recognised as a separate component of equity.
(ii) Transactions and balances
Foreign currency transactions are translated at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the respective functional currency at the foreign exchange rate ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to the respective functional currency at foreign exchange rates ruling at the balance sheet date.
(iii) Group companies
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to a reserve within equity. When a foreign operation is sold, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.
The assets and liabilities of Australian dollar functional currency entities are translated to US dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of Australian dollar functional currency entities are translated at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Exchange differences arising on translation are recognised within a separate component of equity until disposal or partial disposal of the foreign operation.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(e) Derivative financial instruments and hedging activities
Current period policy
The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its operations. From time to time, the consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. Derivative financial instruments are not held for speculative purposes.
Derivative financial instruments are initially recognised at cost on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either; (1) hedges of the fair value if recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).
The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value
Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the non-financial asset or liability.
When a hedging instrument expires or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss that was reported in equity is immediately recognised in the income statement.
(iii) Derivative financial instruments that do not qualify for hedge accounting
Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative financial instrument that does not qualify for hedge accounting are recognised immediately in the income statement.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(e) Derivative financial instruments and hedging activities (continued)
Comparative period policy
The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its operations.
The consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. All gains or losses on hedge transactions are brought to account in the statement of financial performance in the same period that the underlying production occurs. Derivative instruments are not held for speculative purposes.
The quantitative effect of the change in accounting policy is set out in note 12.
(f) Exploration, evaluation and development expenditure – Tangible
Exploration, evaluation and development costs are accumulated in respect of each separate area of interest.
Exploration and evaluation assets relating to an area of interest are measured at cost at recognition, but are carried forward only to the extent that they are expected to be recouped through successful development and exploitation, or sale of the area, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves and active and significant exploration operations are continuing. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. In the event that indicators of impairment are present, an impairment loss is recorded based on the higher of an asset’s fair value less costs to sell and value in use [see note 1(h)].
Development costs related to an area of interest are carried forward to the extent that they are expected to be recouped either through the sale or successful exploitation of the area of interest.
When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made.
(g) Property, plant and equipment
(i) Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and any impairment losses [see note 1(h)]. The cost of self-constructed assets and acquired assets includes the cost of materials, direct labour and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.
The components of major assets that have materially different useful lives, are effectively accounted for as separate assets, and are separately depreciated.
(ii) Leased assets
Leases in terms of which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are accounted for as described in accounting policy (r).
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(g) Property, plant and equipment (continued)
(iii) Subsequent costs
The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.
(iv) Depreciation and amortisation
All assets, including intangibles, have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward exploration, evaluation and development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of the asset, the life of the asset.
Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.
Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.
Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.
The residual value, if not insignificant, is reassessed annually.
The estimated useful lives or the amortisation method used for each class of asset in the current and comparative period are as follows:

	2005	2004
Exploration, evaluation and development expenditure
Exploration, evaluation and development expenditure in the production phase	Units of production	Units of production

Intangible assets
Software	3 – 5 years	3 – 5 years

Property, plant and equipment
Furniture and fittings	5 – 8 years	5 – 8 years
Office equipment	3 – 4 years	3 – 4 years
Leasehold improvements	5 – 7 years	5 – 7 years
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(h) Impairment of assets
Assets that have an indefinite useful life are not subject to amortisation and are systematically tested annually for impairment at each balance sheet date. Assets that are subject to amortisation are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For the consolidated entity, cash-generating units are the lowest level separately assessed as an area of interest.
Reversals of impairment
An impairment loss in respect of an investment in an equity instrument classified as available-for-sale [see note 1(k)] is not reversed through profit or loss.
In respect of other assets, an impairment loss is reversed through the income statement if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(i) Exploration and evaluation – Intangible assets
Intangible assets that are acquired by the consolidated entity are stated at cost less impairment losses [see note 1(h)]. These costs include lease acquisition costs, delay rentals and seismic costs for unproved areas where exploration rights have been obtained.
(j) Calculation of recoverable amounts
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(k) Investments
Current period policy
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment, and are classified as non-current assets.
After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.
Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.
For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.
For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.
Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place are recognised on the trade date i.e. the date that the Group commits to purchase the asset.
Comparative period policy
Investments in other listed entities are measured at the lower of cost and fair value, being the current quoted market prices.
Investments in other unlisted entities are carried at the lower of cost and estimated recoverable amount.
The quantitative effect of the change in accounting policy is set out in note 12.
(l) Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.
(m) Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Condensed Consolidated Interim Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
PETSEC ENERGY LTD

 Petsec Energy Ltd its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(n) Interest-bearing loans and borrowings
Current period policy
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.
Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.
Comparative period policy
Interest-bearing liabilities are recognised at their principal amount. Interest expense is accrued at the contracted rate.
(o) Borrowing costs
Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method, lease finance charges and amortisation of discounts or premiums relating to borrowings. Borrowing costs are expensed as incurred unless they relate to qualifying assets.
(p) Provisions
A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
(i) Rehabilitation
The consolidated entity recognises a provision for the legal obligation associated with the retirement of a long-lived assets that results from the acquisition, construction, development, and (or) the normal operation of oil and natural gas properties.
(q) Employee benefits and director benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(q) Employee benefits and director benefits (continued)
(ii) Long service leave
The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided to reporting date.
The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.
(iii) Defined contribution plans
The Company and other controlled entities contribute to several defined contribution pension plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.
(iv) Employee incentive plans
A liability is recognised for employee incentive plans for U.S. employees based on a percentage of operating profits.
(v) Share-based compensation transactions
Share-based compensation benefits are provided to employees of the consolidated entity, including directors via the Company’s Employee Option Plan and Employee Share Plan.
The fair value of options granted under the Company’s Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-marketing vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(r) Leases
Finance leases, which transfer to the consolidated entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.
Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.
Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.
(s) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Sale of oil and gas
Revenues are recognised when the product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract. Revenue from oil and gas sales is measured at the fair value of the consideration receivable.
Revenue from oil and gas royalties is recognised on an accrual basis in accordance with the terms of underlying royalty agreements. Revenue from oil and gas royalties is measured at the fair value of the consideration receivable.
Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument).
Sale of non-current assets
The gross proceeds of non-current asset sales, net of carrying value of non-current assets sold including incidental costs, are recognised as other income at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

1. Significant accounting policies (continued)
(t) Income tax
Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Tax consolidation -UIG interpretation 1052
The Company is the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly owned subsidiaries. The implementation date for the tax-consolidated group was 1 July 2002.
The current and deferred tax amounts for the tax-consolidated group are allocated among the entities in the group such that each entity in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separately taxable entity in its own right. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the respective entity’s balance sheet and their tax values applying under tax consolidation.
Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.
The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

(t) Income tax (continued)
Tax consolidation —UIG interpretation 1052 (continued)
The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The members of the tax-consolidated group have also entered into a valid Tax Sharing Agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax consolidated group.
(u) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except where the amount of GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.
Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.
Cash flows are included in the Condensed Consolidated Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
(v) Segment reporting
A segment is a distinguishable component of the consolidated entity that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

2. Profit for the period

	Six months
	2005	2004
	US$’000	US$’000

Profit for the period includes the following items that are unusual because of their nature, size or incidence:

Expenses
Profit before income tax includes the following specific expenses:
Dry hole and impairment expense (1)	8,421	1,270
Major maintenance expense	—	568

	8,421	1,838

(1)	During the current period, the consolidated entity expensed all costs incurred to-date in respect of its share of the Price Lake field, onshore Louisiana. Two wells, which commenced drilling in September 2004 and December 2004, respectively, encountered hydrocarbon-bearing sands and were completed for production during the first half of 2005. The reserves discovered, however, subsequently proved to be uneconomic and as a result, the wells were determined to be dry holes.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

3. Earnings per share
The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.
An additional 2,998,000 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.
During the half year, 670,000 options were converted to ordinary shares.
Subsequent to 30 June 2005, 580,000 options have been exercised.
Further details of these securities are contained in Note 4 (Issued Capital).

	Six months
	2005	2004
	US$’000	US$’000

Profit attributable to ordinary shareholders
For the six months ended 30 June 2005
Net profit	7,684	163

Earnings used to calculate basic and diluted earnings per share	7,684	163

	Six months
	2005	2004
	No. of shares	No. of shares

Weighted average number of shares
For the six months ended 30 June 2005

Number for basic earnings per share
Ordinary shares	119,416,018	118,447,000

Number for diluted earnings per share
Ordinary share number	119,416,018	118,447,000
Effect of employee options on issue	1,918,950	2,556,906

	121,334,968	121,003,906

PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

4. Issued Capital

	Jun 2005	Dec 2004
	US$’000	US$’000

Ordinary shares
Issued and fully paid	116,354	116,193

	No. of shares
	in thousands	US$’000

Movements in ordinary shares on issue
Issued ordinary shares at 1 January 2005	119,223	116,193
Issued during year for cash on exercise of share options	670	161

Issued ordinary shares at 30 June 2005	119,893	116,354

At 30 June 2005, there were the following unexercised employee options to purchase the Company’s ordinary shares:

		Number of shares	Exercise price
Date of grant	Expiry date	under option	of options

3 June 2002	1 June 2007	2,375,000	A$0.30
1 April 2003	1 December 2007	138,000	A$0.40
1 April 2003	1 April 2008	75,000	A$0.40
25 August 2003	31 December 2007	150,000	A$0.82
16 January 2004	30 November 2008	15,000	A$0.83
8 March 2004	1 March 2009	15,000	A$1.25
16 September 2004	30 June 2009	150,000	A$1.00
31 October 2004	31 July 2009	50,000	A$1.25
25 February 2005	31 December 2009	15,000	A$1.15
28 June 2005	1 June 2010	15,000	A$1.10

		2,998,000

The options become exercisable at various dates and after various share price hurdles of the Company have been reached.
During the half year, 30,000 options were granted (2004: 30,000), 670,000 options were exercised and converted to ordinary shares (2004: 611,000) and no options were cancelled (2004: Nil).
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

5.	Segment reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the consolidated entity’s geographic segments, which are the primary basis of segment reporting.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue and deferred tax balances. Segment acquisition of property, plant & equipment, intangibles and exploration, evaluation and development assets is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of operations.

Primary reporting format	Australia		USA		China		Consolidated
Geographic segments	30 Jun 2005	30 Jun 2004	30 Jun 2005	30 Jun 2004	30 Jun 2005	30 Jun 2004	30 Jun 2005	30 Jun 2004
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	A$’000	US$’000

Oil & gas sales and royalties	—	—	32,696	14,584	—	—	32,696	14,584
Royalties paid	—	—	(1,080)	(2,728)	—	—	(1,080)	(2,728)

Net revenues after royalties	—	—	31,616	11,856	—	—	31,616	11,856

Unallocated revenues							225	161

Total revenues *							31,841	12,017

Segment result from continuing operations	(752)	(467)	8,066	2,502	(87)	(1,514)	7,227	521

Income tax benefit/(expense)							457	(358)

Profit after tax							7,684	163

Depreciation and amortisation	13	12	12,242	6,486	—	—	12,255	6,498

Dry hole costs and impairment expense	—	—	8,417	—	4	1,270	8,421	1,270
Major maintenance expense	—	—	—	568	—	—	—	568
Segment assets	727	742	48,629	29,130	2,300	2,167	51,656	32,039
Unallocated assets							29,835	8,740

Total assets							81,491	40,779

Acquisition of property, plant & equipment, intangibles and exploration, evaluation and development assets	—	21	22,762	12,567	162	1,402	22,924	13,990

*	There are no inter-segment sales
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

6. Interests in unincorporated joint operating arrangements
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s interest in the assets and liabilities in joint operating arrangements:

	As at
	30 June	31 December
	2005	2004
	US$’000	US$’000
Exploration, evaluation and development expenditure (tangible and intangible):
Now in production at cost
— West Cameron 343	10,918	10,097
— West Cameron 352	8,102	8,048
Less: accumulated amortisation	(16,421)	(14,603)

	2,599	3,542
Not in production
— Main Pass 89	174	151
— Main Pass 19 (1)	8,340	1,555
— Block 22/12 Beibu Gulf	2,300	2,142
— Price Lake, Onshore Louisiana (2)	—	3,188
— St James Parish, Onshore Louisiana	6,024	2,519

	16,838	9,555

Total lease permits and capital expenditure	19,437	13,097

	Six months to
	30 June 2005	30 June 2004
	US$’000	US$’000

The contribution of the consolidated entity’s joint operating arrangements to EBIT:
— West Cameron 343	1,623	4,387
— West Cameron 352	1,165	153
— Block 22/12 Beibu Gulf	(87)	(1,514)

	2,701	3,026

The principal activity of all the joint operating arrangements is oil & gas exploration. Listed below is the name of each of the joint operating arrangement and the percentage interest held in the joint operating arrangement by the consolidated entity:

	Interest	Interest
	held	held
	2005	2004

Main Pass 89	30.0%	30.0%
Main Pass 19 (1)	55.0%	55.0%
West Cameron 343	75.0% to 100%	75.0% to 100%
West Cameron 352	56.3%%	56.3%
Block 22/12 Beibu Gulf	25.0%	25.0%
Price Lake, Onshore Louisiana (2)	25.0%	—
St James Parish, Onshore Louisiana	50.0%	—

(1)	Three wells were successfully drilled during the current half-year period. The Company expects to bring all these wells into production during 4th Qtr 2005.

(2)	During the current period, the Company expensed the total cost incurred in respect of this joint operating arrangement. Subsequent to report date, the Company relinquished its entire 25.0% interest.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

7. Wholly owned area of interests in production
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s wholly owned area of interests now in production:

	As at
	30 June	31 December
	2005	2004
	US$’000	US$’000

Exploration, evaluation and development expenditure (tangible and intangible):
Now in production at cost
— Vermilion 258 (1)	32,357	21,655
Less: accumulated amortisation	(14,496)	(3,837)

Total lease permits and capital expenditure	17,861	17,818

	Six months
	30 June 2005	30 June 2004
	US$’000	US$’000

The contribution of the consolidated entity’s area of interests now in production to EBIT:
— Vermilion 258 (1)	13,946	—

(1)	Commenced production in July 2004.
8. Contingent assets and liabilities
Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.
9. Changes in composition of the consolidated entity
During the period the consolidated entity had no non-current assets held for sale and did not dispose of any operation. During the period the consolidated entity did not obtain control over any additional operations.
10. Dividends
No interim dividend is to be paid on the ordinary shares (previous corresponding period: Nil). No dividend or distribution plans are currently in operation.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs
As stated in significant accounting policies note 1(a), these are the consolidated entity’s first condensed consolidated interim financial statements prepared in accordance with AIFRSs.
The policies set out in the significant accounting policies section of this report have been applied in preparing the condensed consolidated interim financial statements for the six months ended 30 June 2005, the comparative information presented in these financial statements for the six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and in the preparation of an opening AIFRS balance sheet at 1 January 2004 (the consolidated entity’s date of transition).
In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.
AASB 1 transitional adjustments
The consolidated entity has made its election in relation to the transitional exemptions allowed by AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards as follows:
Reconstructed cost, fair value or revaluation as deemed cost
The consolidated entity has not elected to reset the cost base of its assets and has instead adopted the “reconstructed” A-IFRS cost of the assets. This election has no impact on transition.
Cumulative translation differences
The consolidated entity has elected to apply this exemption and reset the balance of the currency translation reserve to zero at the date of transition to AIFRS.
Financial instruments
The consolidated entity has elected not to restate comparatives available under AASB 132 Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement and has applied the Standards from 1 January 2005.
Share-based payment transactions
The consolidated entity has not elected to adopt this exemption and has applied AASB 2 Share-based payments to recognition and measurement requirements regarding share-based payments retrospectively to:
—	equity instruments that were granted on or before 7 November 2002;

—	equity instruments that were granted after 7 November 2002 that vested before the later of the date of transition to AIFRSs and 1 January 2005; and

—	liabilities arising from share-based payment transactions that were settled before the later of the date of transition to AIFRSs and 1 January 2005.
Exploration for and evaluation of mineral resources
The consolidated entity has elected to apply AASB 6 to the comparative period.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Reconciliation of equity

				Effect of				Effect of				Effect of
		Previous	Previous	transition		Previous	Previous	transition		Previous	Previous	transition
		GAAP	GAAP *	to AIFRSs	AIFRSs	GAAP	GAAP *	to AIFRSs	AIFRSs	GAAP	GAAP *	to AIFRSs	AIFRSs
	Notes	A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s
		1 January 2004				30 June 2004				31 December 2004

Assets
Cash and cash equivalents		16,770	12,462	—	12,462	12,686	8,740	—	8,740	12,227	9,517	—	9,517
Trade and other receivables		5,582	4,148	—	4,148	6,022	4,149	—	4,149	8,940	6,959	—	6,959
Prepayments		493	367	—	367	393	271	—	271	2,590	2,016	—	2,016

Total current assets		22,845	16,977	—	16,977	19,101	13,160	—	13,160	23,757	18,492	—	18,492

Receivables		2,334	1,734	—	1,734	344	237	—	237	—	—	—	—
Other investments		464	345	—	345	640	441	—	441	698	543	—	543
Property, plant & equipment	(a)	310	230	(86)	144	592	408	(92)	316	314	245	(79)	166
Exploration, evaluation and development expenditure — Tangible	(b), (d), (i)	28,563	21,225	(2,622)	18,603	40,654	28,011	(3,865)	24,146	50,562	39,358	(6,713)	32,645
Exploration and evaluation expenditure — Intangible	(b)	—	—	1,533	1,533	—	—	2,706	2,706	—	—	5,407	5,407
Intangible assets	(a)	—	—	86	86	—	—	92	92	—	—	79	79
Deferred tax asset	(c)	499	371	—	371		—	—	—	—	—	12,964	12,964
Other financial assets		—	—	—	—	71	49	—	49	45	35	—	35

Total non-current assets		32,170	23,905	(1,089)	22,816	42,301	29,146	(1,159)	27,987	51,619	40,181	11,658	51,839

Total assets		55,015	40,882	(1,089)	39,793	61,402	42,306	(1,159)	41,147	75,376	58,673	11,658	70,331

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 1 Jan 04 — 0.7431 ii) 30 June 2004 — 0.689 iii) 31 December 2004 — 0.7784.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Reconciliation of equity (continued)

				Effect of				Effect of				Effect of
		Previous	Previous	transition		Previous	Previous	transition		Previous	Previous	transition to
		GAAP	GAAP *	to AIFRSs	AIFRSs	GAAP	GAAP *	to AIFRSs	AIFRSs	GAAP	GAAP *	AIFRSs	AIFRSs
	Notes	A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s
		1 January 2004				30 June 2004				31 December 2004

Liabilities
Trade and other payables		18,839	14,000	—	14,000	10,160	7,000	—	7,000	13,279	10,337	—	10,337
Interest-bearing loans and borrowings		441	328	—	328		—	—	—	1,509	1,175	—	1,175
Employee benefits		51	38	—	38	52	36	—	36	48	37	—	37

Total current liabilities		19,331	14,366	—	14,366	10,212	7,036	—	7,036	14,836	11,549	—	11,549

Deferred tax liabilities	(c)	15	11	—	11	—	—	—	—		—	5,239	5,239
Rehabilitation provision	(d)	135	100	181	281	293	202	398	600	696	541	270	811
Employee benefits		334	248	—	248	335	231	—	231	343	267	—	267

Total non-current liabilities		484	359	181	540	628	433	398	831	1,039	808	5,509	6,317

Total liabilities		19,815	14,725	181	14,906	10,840	7,469	398	7,867	15,875	12,357	5,509	17,866

Net assets		35,200	26,157	(1,270)	24,887	50,562	34,837	(1,557)	33,280	59,501	46,316	6,149	52,465

Equity
Issued capital		144,120	107,095	—	107,095	155,957	116,177	—	116,177	155,979	116,193	—	116,193
Reserves	(e)	(1,908)	(1,418)	7,623	6,205	936	541	7,672	8,213	(5,289)	(4,050)	7,730	3,680
Presentation currency reserves		—	2,081	—	2,081	—	(779)		(779)	—	4,158		4,158
Accumulated losses	(f)	(107,012)	(81,601)	(8,893)	(90,494)	(106,331)	(81,102)	(9,229)	(90,331)	(91,189)	(69,985)	(1,581)	(71,566)

Total equity		35,200	26,157	(1,270)	24,887	50,562	34,837	(1,557)	33,280	59,501	46,316	6,149	52,465

PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity
(a) Property, plant and equipment
In accordance with AASB 116 Property, Plant and Equipment, application software assets have been reclassified within the balance sheet from property, plant and equipment to intangible assets. Under previous GAAP, there was no requirement to reclassify these assets as intangible.
The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in intangible assets of $86,000 and a corresponding decrease in property, plant and equipment.
(ii) At 30 June 2004
For the consolidated entity there has been an increase in intangible assets of $92,000 and a corresponding decrease in property, plant and equipment.
(iii) At 31 December 2004
For the consolidated entity there has been an increase in intangible assets of $79,000 and a corresponding decrease in property, plant and equipment.
(b) Exploration, evaluation and development expenditure
Under AASB 6 Exploration for and Evaluation of Mineral Resources, exploration and evaluation assets are required to be classified as either tangible or intangible according to the nature of the assets acquired. The standard also prescribes that the classification be applied consistently as the classification of these assets will determine the relevant standard that needs to be applied in accounting for the expenditure.
The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in exploration and evaluation - intangible assets of $1,533,000 and a corresponding decrease in exploration, evaluation and development expenditure.
(ii) At 30 June 2004
For the consolidated entity there has been an increase in exploration and evaluation - intangible assets of $2,706,000 and a corresponding decrease in exploration, evaluation and development expenditure.
(iii) At 31 December 2004
For the consolidated entity there has been an increase in exploration and evaluation - intangible assets of $5,407,000 and a corresponding decrease in exploration, evaluation and development expenditure.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity (continued)
(c) Deferred tax assets and liabilities
Under previous GAAP, income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy.
The application of AASB 112 Income Taxes had no effect on the deferred tax balances in relation to amounts recognised directly in equity prior to 1 January 2005 as the consolidated entity had no fair value adjustments prior to this date.
Furthermore, under previous GAAP the consolidated entity did not recognise a deferred tax asset for the carryforward of unused tax losses. In accordance with AIFRSs such losses are recognised as deferred tax losses to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. For the consolidated entity, this change had no effect until the period ended 31 December 2004. The effect on the restated AIFRS income statement for the year ended 31 December 2004 was a tax benefit for the period of $7,725,000 in the consolidated entity resulting from the recognition of 80% of U.S. available tax losses, based on an assessment of probable future assessable income; this net amount is reflected in the balance sheet at 31 December 2004 as a non-current deferred tax asset of $12,964,000 and a non-current deferred tax liability of $5,239,000.
(d) Rehabilitation provision
In accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets, a provision is required to be recognised where a present obligation (constructive or legal) arises from a past event. An obligation exists to restore certain sites for the effect of the consolidated entity’s operations. Further, it must take into consideration any risks and uncertainties and must be discounted to its present value when the effect of the time value of money is material. Under previous GAAP, the cost of rectification was recognised progressively over the life of the production facility on an undiscounted basis.
For the consolidated entity, this standard applies to the recognition of the rehabilitation provision in respect of currently producing leases. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in rehabilitation provision asset of $163,000, an increase in the rehabilitation provision liability of $181,000 and an increase in accumulated losses of $18,000.
(ii) At 30 June 2004
For the consolidated entity there has been an increase in rehabilitation provision asset of $368,000, an increase in the rehabilitation provision liability of $398,000 and an increase in accumulated losses of $30,000 (including $12,000 in respect of the six months ended 30 June 2004).
(iii) At 31 December 2004
For the consolidated entity there has been an increase in rehabilitation provision asset of $441,000, an increase in the rehabilitation provision liability of $270,000 and a decrease in accumulated losses of $171,000 (including a net $189,000 in respect of the year ended 31 December 2004).
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
(e) Reserves
The effect on reserves of the changes resulting from the adoption of AIFRS, are as follows:

			1 January	30 June	31 December
			2004	2004	2004
In thousands of USD	Notes		US$’000	US$’000	US$’00

Foreign currency translation reserve	(g	)	7,438	7,438	7,438
Share-based compensation	(h	)	185	234	292

Total adjustment to reserves			7,623	7,672	7,730

(f) Accumulated losses
The effect on accumulated losses of the changes resulting from the adoption of AIFRS, are as follows:

			1 January	30 June	31 December
			2004	2004	2004
In thousands of USD	Notes		US$’000	US$’000	US$’000

Foreign currency translation reserve	(g	)	(7,438)	(7,438)	(7,438)
Share-based compensation	(h	)	(185)	(234)	(292)
Exploration , evaluation and development costs	(i	)	(1,252)	(1,527)	(1,747)
Rehabilitation provision asset/(liability)	(d	)	(18)	(30)	171
Deferred tax	(c	)	—	—	7,725

Total adjustment to equity			(8,893)	(9,229)	(1,581)

(g) Foreign currency translation reserve
The consolidated entity has elected to apply the exemption in AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:
(i) At 1 January 2004
For the consolidated entity the balance of the $7,438,000 debit in the foreign currency translation reserve is reduced to zero. Accumulated losses is increased by this amount.
(ii) At 30 June 2004
For the consolidated entity the balance of the $7,438,000 debit in the foreign currency translation reserve results from the opening accumulated losses as of 1 January 2004. Accumulated losses is increased by this amount.
(iii) At 31 December 2004
For the consolidated entity the balance of the $7,438,000 debit in the foreign currency translation reserve results from the opening accumulated losses as of 1 January 2004. Accumulated losses is increased by this amount.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
(h) Share-based compensation
The consolidated entity has not elected to apply AASB 2 Share-based Payments exemption available under AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in accumulated losses of $185,000 and a corresponding increase in reserves.
(ii) At 30 June 2004
For the consolidated entity there has been an increase in accumulated losses of $234,000 and a corresponding increase in reserves (including $49,000 in respect of the six months ended 30 June 2004).
(iii) At 31 December 2004
For the consolidated entity there has been an increase in accumulated losses of $292,000 and a corresponding increase in reserves (including $107,000 in respect of the year ended 31 December 2004).
(i) Exploration, evaluation and development expenditure
Under AASB 6 Exploration for and Evaluation of Mineral Resources the consolidated entity is required to expense as incurred the cost of seismic held over areas where there is no legal right to explore as well as geological, geophysical and administrative expenditures indirectly related to operational activities. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in accumulated losses of $1,252,000 and a corresponding decrease in the capitalised amount of exploration, evaluation and development expenditure.
(ii) At 30 June 2004
For the consolidated entity there has been an increase in accumulated losses of $1,527,000 ($275,000 of the increase is reflected in the 2004 half-year profit) and a corresponding decrease in the capitalised amount of exploration, evaluation and development expenditure (including $275,000 in respect of the six months ended 30 June 2004, comprising $160,000 relating to seismic costs and $115,000 relating to geological, geophysical and administrative expenditures).
(iii) At 31 December 2004
For the consolidated entity there has been a increase in accumulated losses of $1,747,000 ($495,000 of the increase is reflected in 2004 profits) and a corresponding decrease in the capitalised amount of exploration, evaluation and development expenditure (including $495,000 in respect of the year ended 31 December 2004, comprising $349,000 relating to seismic costs and $146,000 relating to geological, geophysical and administrative expenditures).
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Reconciliation of profit for 2004

					Effect of				Effect of
			Previous	Previous	transition		Previous	Previous	transition
			GAAP	GAAP*	to AIFRSs	AIFRSs	GAAP	GAAP*	to AIFRSs	AIFRSs
	Notes		A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s
			For the six months ended 30 June 2004				For the year ended 31 December 2004

Revenue from the sale of oil & gas and royalties			19,918	14,584	—	14,584	54,366	39,910	—	39,910
Royalties paid			(3,726)	(2,728)	—	(2,728)	(9,687)	(7,111)	—	(7,111)

Net revenues after royalties			16,192	11,856	—	11,856	44,679	32,799	—	32,799
Other income			220	161	—	161	296	217	—	217

Total revenues			16,412	12,017	—	12,017	44,975	33,016	—	33,016

Lease operating expenses			(1,152)	(844)	—	(844)	(2,419)	(1,775)	—	(1,775)
Geological, geophysical and administrative expenses	(h),	(i)	(2,992)	(2,190)	(164)	(2,354)	(7,136)	(5,239)	(253)	(5,492)

EBITDAX			12,268	8,983	(164)	8,819	35,420	26,002	(253)	25,749
Depreciation, depletion and amortisation	(d	)	(8,875)	(6,498)	—	(6,498)	(17,138)	(12,582)	239	(12,343)
Exploration expenditure	(i	)	—	—	(160)	(160)	—	—	(349)	(349)
Dry hole costs and impairment expenses			(2,510)	(1,838)	—	(1,838)	(2,350)	(1,725)	—	(1,725)

EBIT			883	647	(324)	323	15,932	11,695	(363)	11,332
Financial income			294	215	—	215	423	311	—	311
Financial expense	(d	)	(7)	(5)	(12)	(17)	(43)	(31)	(50)	(81)

Net financial income			287	210	(12)	198	380	280	(413)	230

Profit before tax			1,170	857	(336)	521	16,312	11,975	(413)	11,562
Income tax expense	(c	)	(489)	(358)	—	(358)	(489)	(359)	7,725	7,366

Profit for the period			681	499	(336)	163	15,823	11,616	7,312	18,928

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 30 Jun 04 — 0.7322 ii) 31 December 2004 — 0.7341.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Notes to the condensed consolidated interim financial statements (continued)
For the six months ended 30 June 2005

11. Explanation of transition to AIFRSs (continued)
Explanation of material adjustments to the cash flow statement for 2004
There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under the previous GAAP.
12. Changes in accounting policy
In the current financial year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.
The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity at 1 January 2005, as set out below:
The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 January 2005. The transitional provisions will not have any effect in future reporting periods.
Reconciliation of financial instruments as if AASB 139 was applied at 1 January 2005
Application of AASB 132 and AASB 139 prospectively from 1 January 2005

			Effect of
		Previous	transition to
In thousands of USD	Note	GAAP	AIFRSs	AIFRSs

Other financial assets	a	31	(31)	—
Provision against securities	a	(31)	31	—
Deferred tax asset	a	—	9	9
Fair value derivatives	b	—	1,406	1,406
Deferred tax liabilities	b	—	(555)	(555)
Hedging reserve	b	—	(851)	(851)
Fair value reserve	a		22	22
Accumulated losses	a	—	(31)	(31)

(a)	Under previous GAAP, the consolidated entity recorded available-for-sale equity securities at lower of cost or recoverable amount. In accordance with AIFRSs, they should be recognised at fair value.

The effect in the consolidated entity is to decrease Other financial assets and Fair value reserve by $31,000 and $22,000, respectively ($31,000 less related deferred tax of $9,000) at 1 January 2005.

(b)	Under previous GAAP, the consolidated entity did not recognise derivatives at fair value on the balance sheet. In accordance with AIFRSs derivatives are now recognised at fair value.

The effect in the consolidated entity is to increase Fair value derivatives and Hedging reserve by $1,406,000 and $851,000, respectively ($1,406,000 less related deferred tax of $555,000) at 1 January 2005.
PETSEC ENERGY LTD

 Petsec Energy Ltd and its Controlled Entities

Directors’ Declaration
    In the opinion of the directors of Petsec Energy Ltd (“the company”):
(1)	the financial statements and notes set out on pages 8 and 40, are in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the financial position of the consolidated entity as at 30 June 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulation 2001; and
(2)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
    Signed in accordance with a resolution of the directors:
    David A. Mortimer
    Director
    Sydney, 23 August 2005
    PETSEC ENERGY LTD

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001
To: the directors of Petsec Energy Ltd
I declare that, to the best of my knowledge and belief, in relation to the review for the financial half year ended 30 June 2005 there have been:
•	No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•	No contraventions of any applicable code of professional conduct in relation to the audit.
KPMG
Nicola Davis
Partner
Sydney, 23rd day of August 2005
42

KPMG, an Australian partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative.
PETSEC ENERGY LTD

Independent review report to the members of Petsec Energy Ltd
Scope
We have reviewed the financial report of Petsec Energy Ltd (“the Company”) for the half-year ended 30 June 2005, consisting of the condensed consolidated interim income statements, balance sheet, changes in equity, cash flows, accompanying notes 1 to 12 and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company’s directors are responsible for the financial report including the relevant reconciling information regarding adjustments required under—the Australian Accounting Standard AASB 1 First-Time Adoption of Australian equivalents to International Financial Reporting Standards.
We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory financial reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.
Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Petsec Energy Ltd is not in accordance with:
(a) the Corporations Act 2001, including:
i.	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2005 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting, and the Corporations Regulations 2001; and
(b) other mandatory financial reporting requirements in Australia.
KPMG
Nicola Davis
Partner
Sydney, 23 August 2005
43

KPMG, an Australian partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative.
PETSEC ENERGY LTD

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: August 23, 2005	By: /s/ Mr. Craig H. Jones

Craig H. Jones
General Manager — Corporate
PETSEC ENERGY LTD